Filed Pursuant to Rule 433
Registration Statement No. 333-157642
Dated February 14, 2012

Final Terms for Issuance

Issuer:	Toyota Motor Credit Corporation

Security:	Fixed Rate Medium Term Notes, Series B

Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (negative outlook) Standard & Poor’s Ratings Services: AA- (negative outlook)

CUSIP / ISIN:	89233P5Z5 / US89233P5Z53

Pricing Date:	February 14, 2012

Settlement Date:	February 17, 2012

Maturity Date:	February 17, 2015

Principal Amount:	$1,250,000,000

Benchmark Treasury:	UST 0.250% due February 15, 2015

Treasury Yield:	0.381%

Spread to Treasury:	+67 bps

Re-offer Price:	99.850%

Commission:	0.225%

All-in Price to Issuer:	99.625%

Net Proceeds to Issuer:	$1,245,312,500

Coupon:	Fixed Rate

Coupon Rate:	1.000%

Yield:	1.051%

Interest Payment Frequency:	Semi-annual

Initial Interest Payment Date:	August 17, 2012

Interest Payment Dates:	On the 17th of each February and August, and on the Maturity Date

Day Count Convention:	30/360

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Business Day Convention:	Following, unadjusted

Business Days:	New York

Calculation Agent:	Deutsche Bank Trust Company Americas

Minimum Denominations:	$2,000 and $1,000 increments thereafter

Governing Law:	New York

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Senior Co-Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Junior Co-Managers:	Fifth Third Securities, Inc. M.R. Beal & Company TD Securities (USA) LLC Toussaint Capital Partners LLC

DTC Number:	#7256

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated March 10, 2009 and the related prospectus dated March 2, 2009; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, BNP Paribas Securities Corp. at 1-800-854-5674, Citigroup Global Markets Inc. at 1-877-858-5407 and Deutsche Bank Securities Inc. at 1-800-503-4611.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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